Bulldog Technologies Exhibits BOSSTM Line of Products

at Cargo Industry Trade Show

Intermodal 2004 Anticipates Logistics Senior Executive Attendees

RICHMOND, British Columbia, November 12, 2004 -- Bulldog Technologies Inc. (OTCBB: BLLD), a leading provider of wireless cargo security solutions, announced today that they will be exhibiting at the 2004 Intermodal Expo in San Antonio, Texas being held at the Henry B. Gonzalez Convention Center from November 14 to 16, 2004.

The Intermodal Expo is produced by the Intermodal Association of North America (IANA). The IANA is North America's leading industry trade association representing interests of the intermodal freight industry. Intermodal refers to all freight transported by road. The IANA membership includes railroads, port authorities, intermodal transportation companies as well as over-the-road highway carriers.

Attendees at the Expo are expected to include senior executives of the rail, ocean and trucking industries, port authorities, third party logistics managers, intermodal equipment manufacturers and buyers of intermodal transportation products and services.

"The intermodal traffic, both container and trailer, has continued to increase over the last few years," noted John Cockburn, President and CEO of Bulldog Technologies. "With the increase in intermodal traffic comes an increased awareness and concern for the safe and secure transportation of containers throughout the supply chain. Bulldog's BOSSTM portfolio of wireless cargo security solutions is ideal for securing, monitoring and tracking containers and/or trailers while they are in either in storage or in transit."

For more information on the expo, please visit: www.intermodel.org

About Bulldog Technologies

Bulldog Technologies, Inc., a leading provider of wireless cargo security solutions, researches, develops, and manufactures real-time, comprehensive monitoring and intrusion detection BOSSTM (Bulldog Online Security Solution) devices for use in the cargo transportation and storage industry. Bulldog's systems allow dispatchers, security personnel, emergency response teams and cargo transport drivers to monitor valuable cargo during the transport, storage and delivery process. In contrast to radio-frequency tags, Bulldog's proprietary technology employs a monitoring system that detects suspicious activity on a real-time basis. Thus, their technology can prevent the illegal entry of port storage cargo containers and theft of mobile or in-transit shipping containers.

For further information, visit Bulldog on the Web at www.bulldog-tech.com.

Press Contact: Investor Contact:

Jan Roscovich Aurelius Consulting Group

PR Director Jeff Wadley

Bulldog Technologies Inc. (888) 451-5721

(604) 271-8656 (407) 644-4256

jroscovich@bulldog-tech.com jeff@aurcg.com